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                                                                 Exhibit (a)(12)



                           STATEMENT FOR DISTRIBUTORS

                    FOR DISTRIBUTION THROUGH AMITY AND F-NET
                                NOVEMBER 15, 1999




We wanted to communicate with you about an important announcement being made today.

The announcement is that the Van Andel and DeVos families intend to make a cash tender offer for the common stock of Amway Japan Limited that they do not already own. For more information about the offer, please see the accompanying official news release.

We recognize that this news may come as a surprise, and also as a disappointment from an investment point of view. However, this offer has very positive implications for the future of your businesses, and in fact for all distributors and employees of Amway Japan.

The offer is part of a broad strategic initiative by the families that includes a simultaneous tender offer to shareholders of Amway Asia Pacific, and will lead to the creation of a single global Amway corporate structure.





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After careful review, with the assistance of our independent financial advisor, our Board of Directors has decided that the offer is in the best interests of our public shareholders, as well as our distributors and employees. Consequently the Board is recommending that shareholders accept the offer and tender their shares.

This message is intended to ensure that you are promptly informed not only about the offer but also about what it will mean for the future of Amway Japan and for your businesses.

THE OFFER

This is a fully financed offer at A FAIR price. Shareholders are being offered a substantial premium, in cash, to the prevailing market price. And they are being given the opportunity to liquidate their holdings at a higher price than has been available in the market for more than a year.

Goldman Sachs, a pre-eminent financial firm, acted as financial advisor to the disinterested directors.

Our share price has for a long time suffered from lack of liquidity and lack of investor interest, and we have no reason to believe this will change in the foreseeable future.



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In these circumstances, and taking into account Amway Japan's near-term business prospects, we believe this tender offer represents the best option for shareholders.

THE FUTURE

Now let's focus on what this means for the future prospects of Amway Japan.

With this offer, the Van Andel and DeVos families are increasing their commitment to Amway Japan and the Japanese market. This tender offer represents one of the largest transactions the families have ever conducted in support of their business.

From a strategic perspective, the new global corporate structure the families envisage will allow Amway to streamline its operations in ways that would be difficult to accomplish under the current structure of public and private companies.

It will allow Amway to take a longer-term view. And it will give Amway the flexibility it needs to succeed in the rapidly changing global marketplace.

All of this means major benefits for Amway Japan, as an integral part of this streamlined global organization.


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It means Amway will be in a stronger position to customize its support for Amway
Japan -- and therefore better able to meet the specific needs and priorities of the Japanese market.

And it means the families will be in a better position to make investments necessary to build a stronger foundation for resumed growth at Amway Japan.

We are confident this announcement brightens the future prospects of all Amway Japan distributors as we head towards the 21st century.

Richard S. Johnson                                 Jim Payne
President and Representative Director              President and
                                                   Representative Director -
                                                   Designate

Information Service:
For more detailed information, call 0120-038899. This toll-free information service has been set up exclusively for Amway Japan distributors with questions concerning this announcement.


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